SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2005

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. – PETROBRAS
PETROBRAS QUÌMICA S.A.- PETROQUISA
Public Company

PRESS RELEASE

Option for Petroquisa to increase its ownership interest in the Share Capital of Braskem

(Rio de Janeiro, September 30, 2005). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces as was previously disclosed to the market, on April 29, 2005, Odebrecht, Norquisa, ODBPAR and Petroquisa entered into a Second Amendment to the Memorandum of Understanding regarding Shareholders Agreement, with Braskem and Petrobras as intervening parties (the “Second Amendment”), pursuant to which Petroquisa was granted an option (the “Option”) to increase its ownership interest in the voting share capital of Braskem to up to 30% through a subscription for newly issued common shares of Braskem (the “Option Shares”).

On the date hereof, prior to the expiration of the deadline set forth in the Second Amendment, Petroquisa designated the following assets to be subject to an appraisal process as consideration for the issuance of the Option Shares, if Petrobras elects to exercises the Option:

(i)	15.63% of the total share capital of Copesul – Companhia Petroquímica do Sul;

(ii)	85.04% of the total share capital of Petroquímica Triunfo S.A.; and

(iii)
40.0% of the total share capital of Petroquímica Paulínia S.A., a company that was formed for the purpose of building and operating a 300,000 ton polypropylene plant in Paulínia, São Paulo, as described in a Relevant Fact issued by Braskem and Petroquisa on June 22, 2005.

Odebrecht has accepted the designation of these assets by Petroquisa, as contemplated in the Second Amendment.

The parties have also agreed to extend the final deadline for the exercise of the Option from December 31, 2005 to March 31, 2006. The other provisions of the Second Amendment will remain unchanged, as described in the Relevant Fact dated April 29, 2005.

http: //www.petrobras.com.br/ri/english

Contacts:
Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
 Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2005

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.